McGRATH NORTH MULLIN & KRATZ, PC LLO
                                Attorneys at Law
                         Suite 3700 First National Tower
                    1601 Dodge Street, Omaha, Nebraska 68102
                                  402-341-3070
                                FAX: 402-341-0216



                                         February 13, 2006



Jill S. Davis
Division of Corporation Finance
Securities and Exchange Division
100 F Street, N.W., Stop 7010
Washington, D.C. 20549


         RE:      ConAgra Foods, Inc.
                  Form 10-K for the year ended May 29, 2005
                  Forms 10-Q for the quarterly periods ended August 28, 2005 and November 27, 2005
                  File number 1-7275

Dear Ms. Davis:

     This letter sets forth ConAgra Foods' responses with respect to the staff's comment letter dated January 25, 2006 on ConAgra Foods' Form 10-K for the year ended May 29, 2005 and Forms 10-Q for the quarters ended August 28, 2005 and November 27, 2005. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comment along with ConAgra Foods' response for each comment to aid in the review process.

Form 10-K, Year Ended May 29, 2005

Financial Statements

Note 1, Summary of Significant Accounting Policies, page 45

Investments in Unconsolidated Subsidiaries, page 45

1.   Please  expand  your   disclosure   with  respect  to  your  equity  method
     investments to address each of the following:

     o Describe how you assess and determine impairment of your equity method investments.

     o Disclose the name of each equity method investee and your percentage ownership in each. Please ensure that you provide all other disclosures as required by paragraph 20 of APB 18 or tell us why this literature would not apply.

     o Please cite the authoritative literature that you relied upon to present the pre-tax impairment charges within the line item Equity method investment earnings (loss) in the statement of earnings.

Response:

The company believes it has historically provided adequate disclosures with respect to its methodology to assess and measure impairment of equity method investments. Specifically, the company disclosed in its Form 10-K for fiscal year 2005, Note 7, Asset Impairments and Casualty Loss, that the "extent of the impairments was determined based upon the company's assessment of the recoverability of its investments, including an assessment of the investee's ability to sustain earnings which would justify the carrying amount of the investments." However, in response to the Staff's comment, the company proposes to expand its disclosures regarding the company's considerations in its assessment and determination of impairments of equity method investments in Note 1, Summary of Significant Accounting Policies, beginning with the company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 26, 2006, as follows:

Investments in Unconsolidated Subsidiaries - The investments in and the operating results of 50%-or-less-owned entities not required to be consolidated are included in the financial statements on the basis of the equity method of accounting or the cost method of accounting, depending on specific facts and circumstances.

The company reviews its investments in unconsolidated subsidiaries for impairment whenever events or changes in business circumstances indicate that the carrying amount of the investments may not be fully recoverable. Evidence of a loss in value that is other than temporary might include the absence of an ability to recover the carrying amount of the investment, the inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment, or, where applicable, estimated sales proceeds which are insufficient to recover the carrying amount of the investment. Management's assessment as to whether any decline in value is other than temporary is based on the company's ability and intent to hold the investment and whether evidence indicating the carrying value of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Management generally considers the company's investments in its equity method investees to be strategic long-term investments. Therefore, management completes its assessments with a long-term viewpoint. If the fair value of the investment is determined to be less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded based on the excess of the carrying value over the best estimate of fair value of the investment.

The company has investments in seventeen entities that are accounted for under the equity method which represented approximately 2% and 4% of the company's total assets as of May 29, 2005 and May 30, 2004, respectively. Equity method investment earnings (loss) represented approximately 2% of pre-tax income from continuing operations in fiscal 2005 and 4% in fiscal 2004 and fiscal 2003. The company disclosed in Note 2 of its consolidated financial statements for the three-year period ended May 29, 2005 various details about its investment in Swift Foods, the largest of the company's equity method investments, including its name, the nature of its operations, and its carrying value. This investment was disposed of during the first quarter of fiscal 2005. The company's remaining investments in unconsolidated subsidiaries represent less than 2% of the company's total assets and pre-tax income from continuing operations, with no single investment amounting to as much as 1% of these financial measures (with the exception of the impairment charges disclosed in Note 7). As such, it is the company's belief that more detailed disclosures in regards to the remaining investments in unconsolidated subsidiaries would not be necessary, due to their immaterial nature. Further, the company notes the guidance in the disclosure requirements in paragraph 20 of APB 18 which states "the significance of an investment to the investor's financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of the investee."

The company determined that the appropriate income statement line-item that an impairment charge for an other than temporary decline in value of an equity method investment should be classified is in the same caption as the equity in earnings (losses) of such investees. The company notes that this treatment is consistent with the views expressed by the SEC Staff with respect to the computation of the "test of significance" for the equity method investees for purposes of complying with section 1-02(w) and Rules 3-09 of Regulation S-X.

Further, APB 18, paragraph 19.c., states "...the investor's share of earnings or losses of an investee(s) should ordinarily be shown in the income statement as a single line item amount except for...extraordinary items." Although the impairment charges recorded by the company were not "the investor's share of earnings or losses of an investee," but rather the company's assessment of an other than temporary decline in value of the company's investment, the company believes this classification is consistent with the premise that presentation of all profits and losses associated with an equity method investment (with the exception of extraordinary items) should be presented net, in one line item of the income statement. The company is also not aware of any authoritative literature which would allow presentation of earnings (losses) of equity method investments net-of-tax. APB 30, paragraph 26, prohibits net-of-tax presentation of unusual and infrequent items on the face of the income statement. Also, the guidance in Regulation S-X, section 210.5-03(b) specifies the positional presentation of equity in earnings of unconsolidated subsidiaries and 50% or less owned persons, but does not specify whether this income statement line-item should be presented pre-tax or net-of-tax. Finally, it is the company's belief that pre-tax presentation is preferable as it allows the effective income tax rate reconciliation in Note 15 to the consolidated financial statements to be more easily understood by the financial statement reader.


Asset Retirement Obligations and Environmental Liabilities, Page 46


2. Please include a reconciliation of your asset retirement obligation as required by paragraph 22(c) of SFAS 143 or tell us why this literature would not apply.


Response:

The company provided additional disclosures regarding its asset retirement obligations under the subheading "Accounting Changes" on page 50 of its Form
10-K for fiscal year 2005. The company disclosed the impact on results of operations due to the adoption of SFAS No. 143 in fiscal 2003 and disclosed the amount of the related liabilities included in the company's balance sheets as of May 29, 2005 and May 30, 2004. Each of the components of the reconciliation of the asset retirement obligation specified in paragraph 22(c) was deemed to be immaterial to the company's results of operations for all periods presented. The company intends to continue to monitor the changes in its asset retirement obligations and will disclose each of the components of the reconciliation when material changes occur.

Stock-Based Compensation, Page 47

3. We note that you have historically applied APB 25 in accounting for your stock-based compensation arrangements. We further note that these arrangements include variable type arrangements, such as phantom stock and restricted share equivalent issuances. Please expand your policy disclosure to clarify how you measure compensation expense subsequent to the initial measurement date and which compensation arrangements require re-measurement.

Response:

The company modified the language used in its disclosure of its accounting policy for stock-based compensation in Note 1 to its condensed consolidated financial statements in its Form 10-Q for the quarterly period ended November 27, 2005 in order to provide greater clarity to financial statement readers as to the various forms of stock-based compensation provided by the company to its employees and the related accounting impact. The company believes these disclosures were adequate in order to provide an investor with a reasonable understanding of the company's accounting methodology for its stock-based compensation for which remeasurement of compensation expense is required subsequent to the initial measurement date. However, in response to the Staff's comments, the company will modify its disclosures of this accounting policy beginning with the company's quarterly report on Form 10-Q for the fiscal quarter ended February 26, 2006, as follows:

The company issues stock under various stock-based compensation arrangements approved by stockholders, including restricted stock, other share-based awards and stock issued in lieu of cash bonuses. The value of restricted stock and other share-based awards, equal to fair value at the time of grant, is amortized as compensation expense over the vesting period. Stock issued in lieu of cash bonuses is recognized as compensation expense as earned. As these awards are ultimately settled in shares of the company's stock, changes in the price of the company's stock subsequent to the date of grant do not result in remeasurement of the award. In addition, the company grants restricted share equivalents pursuant to plans approved by stockholders which are ultimately settled in cash based on the market price of the company's stock as of the date the award is fully vested. The value of the restricted share equivalents is adjusted, based upon the market price of the company's stock at the end of each reporting period and amortized as compensation expense over the vesting period.

Recently Issued Accounting Pronouncements, page 50

4. We note your disclosure that you are currently evaluating the impact that adoption of SFAS 123(R) will have on your financial statements. Please tell us why you are unable to come to a general conclusion of the likely effect of this standard given that you have compensation arrangements that fall within the scope of SFAS 123(R).

Response:

The company intends to adopt SFAS No. 123(R) in the company's first quarter of fiscal 2007, which begins May 29, 2006. The company has chosen not to provide general conclusions as to the impact of the standard on the company's financial statements for previously issued stock-based grants, as the company continues to analyze the likely impact of various aspects of this complex standard. Examples of the company's unresolved considerations include:

1. The company has not yet determined whether it will adopt the standard using the modified prospective method or the modified retrospective method.

2. The company has not yet determined the valuation method that it will employ in estimating the fair value of future stock option grants (and has engaged outside experts to advise the company in this determination).

3. The company has not yet analyzed the impact the standard will have on income tax accounting, in particular, due to the complex calculations required to assess the "hypothetical APIC pool".

4. The interpretation and practical application of the standard continues to evolve, as is evidenced by continuing deliberations of and revisions to the standard by the FASB in recently issued FASB Staff Positions.

5. The company is currently considering restructuring its stock-based compensation plans for members of senior management, potentially resulting in grants of stock-based awards which contain either performance or market-based components, or both. Some of these awards may be granted during fiscal 2006. As such, the company would be required to analyze the awards under APB 25, SFAS No. 123 and SFAS No. 123(R), in order to determine the likely impact to the financial statements.

Because of these uncertainties, the disclosure provided by the company: "the adoption of SFAS No. 123R will have an impact on the company's results of operations...Management is currently evaluating the impact that the adoption of this statement will have on the company's consolidated results of operations and cash flows" is appropriate. When the company believes it has reached a point in its ongoing analyses to provide a reasonable estimate as to the likely impact of the adoption of the standard, disclosure of this estimated impact will be made in the next Form 10-Q or Form 10-K filed with the Commission.

Note 2, Discontinued Operations and Divestitures, page 51

5. We note that you received 25.4 million shares of Pilgrim's Pride Corporation (PPC) common stock through the divestiture of your chicken business. Based on the disclosures you have provided, please address the following items:

     o Disclose your ownership percentage in these shares and indicate the level of control of PPC that you retained at each balance sheet date presented. We would expect your consideration of control influence to include all contracts you have with PPC.

     o Confirm, if true, that you recorded these shares under the cost method of accounting or otherwise advise. Please cite the authoritative literature you relied upon to support your accounting methodology.

     o Confirm, if true, that you classified your investment in PPC shares as available-for-sale or otherwise advise. Please cite the authoritative literature you relied upon as the basis for your classification.

     o Confirm, if true, that you were not restricted from selling these shares subsequent to your receipt of them as part of the divestiture or otherwise advise.

     o    Include the disclosures required by paragraph 19 of SFAS 115.

     o Tell us whether or not your intent was to sell your interest in the PPC shares at May 29, 2005. In this regard, please describe any outstanding arrangements you had that may have provided for the sale of those shares, including contracts and put or call options.

Response:

As of May 30, 2004, the company owned approximately 38% of the outstanding common stock of Pilgrim's Pride Corporation ("PPC") (which trades on the New York Stock Exchange under the symbol "PPC"). However, the company controlled only 3% of the voting rights of PPC at that time (detailed discussions as to the voting rights of PPC stockholders, including the company, are included in PPC's proxy statement on Schedule 14a filed November 3, 2003). As of May 29, 2005, the company owned approximately 23% of PPC's common stock and controlled approximately 2.6% of the voting rights. The company did not have a representative on the board of directors of PPC at any time and did not have the ability to elect such a representative. The company did not have any side agreements or contracts with PPC which would have provided the company with significant influence over the management of PPC, as defined in APB 18.

The company recorded the original receipt of shares using the cost method. The common stock received was contractually restricted, such that the company was unable to sell any portion of the shares within one year. After one year, 8.47 million shares could be sold. The remaining shares could be sold in future periods, but no more than 8.47 million shares could be sold in any twelve month period. With the consent of PPC, these restrictions could be waived. Per SFAS No. 115, paragraph 3.a., the contractual restrictions to the company's ability to trade the stock for a period of greater than one year resulted in treatment of the PPC stock as "restricted stock" which is excluded from the scope of that standard. As the period of trading restriction for each tranche of stock lapsed, such that the shares could be traded within one year, the shares were reclassified from cost method investments to available-for-sale securities under SFAS No. 115.

In August 2005, the company sold the remaining 15.4 million shares of PPC common stock to PPC. As this agreement was reached with PPC subsequent to the company's fiscal 2005 year-end, this was disclosed as a subsequent event in the company's Form 10-K for fiscal 2005. As of May 29, 2005, the company intended to attempt to negotiate a sale of its investment in PPC with PPC; however, the company had no arrangements at that date with PPC or any other party which may have provided for the sale of those shares, including contracts and put or call options. Therefore, at May 29, 2005, the 8.48 million shares of PPC common stock continued to be treated as cost method investments due to contractual trading restrictions of greater than one year and the 6.96 million shares without contractual trading restrictions were classified as available-for-sale.

The company notes that details of the accounting for the company's receipt of the PPC shares and the restrictions of the company's ability to trade these shares were disclosed in the company's Form 10-K for the fiscal year ended May 30, 2004 and subsequent Forms 10-Q. As the company had disposed of its entire holdings of PPC common stock by the date it filed its Form 10-K for fiscal 2005, these detailed disclosures were not repeated in that filing.

Paragraph 19 of SFAS No. 115 states that reporting enterprises shall report the aggregate fair value of available-for-sale securities, the total gains for securities with net gains in accumulated other comprehensive income and the total losses for securities with net losses in other comprehensive income, by major security type. As of May 29, 2005 and May 30, 2004, the company disclosed in Note 2 to the consolidated financial statements the specific nature of each available-for-sale investment, the estimated fair value of each investment and separately disclosed the total unrealized gain included in accumulated other comprehensive income for one of the investments and the total unrealized loss included in accumulated other comprehensive income for the other investment. The company believes these disclosures meet the requirements of SFAS No. 115.

                                    . . .


     The company acknowledges that the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the company. The company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the Staff's assistance in this process and would be willing to discuss with you at your earliest convenience any additional comments the Staff may have. Please contact Dave Hefflinger or Guy Lawson at 402-341-3070 with questions or comments on this response letter.


                                               Very truly yours,

                                                   /s/ Guy Lawson

                                               Guy Lawson


GL:mlw
cc:   Frank Sklarsky
      (Executive Vice President, Chief Financial Officer, ConAgra Foods, Inc.)

      Rob Sharpe
      (Executive Vice President, Legal & External Affairs, ConAgra Foods, Inc.)

      John Gehring
      (Senior Vice President, Controller, ConAgra Foods, Inc.)

      Steven G. Butler
      (Chairman of the Audit Committee, ConAgra Foods, Inc.)

      David Hefflinger (McGrath North Mullin & Kratz, PC LLO)

      Roger Wells (McGrath North Mullin & Kratz, PC LLO)

      Joseph Bagel (KPMG, LLP)

      Trevor Barton (Deloitte & Touche LLP)